Trustmark
Banking and Financial Solutions
People you trust. Advice that works.

Salomon Smith Barney Financial Services Conference

New York, NY

January 28, 2003

Forward Looking Statements

This presentation may contain statements of Trustmark's strategies, plans and objectives, as well as estimates of future operating results for 2003 and beyond for Trustmark Corporation as well as estimates of financial condition, operating efficiencies and revenue creation.

These statements and estimates constitute forward-looking statements (within the meaning of the *Private Securities Litigation Reform Act of 1995*), which involve significant risks and uncertainties. Actual results may differ materially from the results discussed in these forward-looking statements.

Factors that might cause such a difference include, but are not limited to, general economic conditions, changes in interest rates, deposit flows, loan demand, real estate values and competition; changes in accounting principles, policies, or guidelines; changes in legislation or regulation; and other economic, competitive, governmental, regulatory and technological factors affecting the company's operations, pricing, products and services.

Company Vision and Mission

OUR VISION*…..*

is to be a premier financial services company in our marketplace.

OUR MISSION*…..*

is to achieve outstanding customer satisfaction by providing banking, investment and insurance solutions through superior sales and service, utilizing excellent people, teamwork and diversity, while meeting our corporate financial goals.

Corporate Profile

Trustmark is an integrated provider of banking and financial solutions:

- $434 million in revenue
- $121 million in net income
- 17.93% ROE
- 9.52% Equity to Assets
- 1.77% ROA
- $1.5 billion market cap
- Investment Ratings: Moody's: A3, S&P: BBB+
- Proven financial results

Financial Performance

Financial Performance

Basic Earnings and Dividends Per Share

	1997-2002 CAGR	2001-2002 CAGR
Earnings Per Share	14.8%	13.4%
Dividends Per Share	16.4%	10.7%



$2.00
$1.75
$1.50
$1.25
$1.00
$0.75
$0.50
$0.25
$0.00
$0.98
$0.29
$1.14
$0.35
$1.36
$0.44
$1.50
$0.51
$1.72
$0.56
$1.95
$0.62
1997
1998
1999
2000
2001
2002

Trustmark Banking and Financial Solutions
People you trust. Advice that works.

Financial Performance

Return on Average Equity



18.00%
17.00%
16.00%
15.00%
14.00%
13.00%
12.00%
12.67%
13.53%
14.93%
15.68%
16.98%
17.93%
1997
1998
1999
2000
2001
2002

Trustmark
Banking and Financial Solutions
People you trust. Advice that works.

Financial Performance

Total Revenue ($ in thousands)

	1997-2002 CAGR	2001-2002 CAGR
Non-Interest Income	14.1%	7.5%
Net-Interest Income	7.4%	9.5%
Total Revenue	9.4%	8.8%



$450,000
$350,000
$250,000
$150,000
$50,000
1997
$277,429
$73,424
26.5%
$204,005
73.5%
1998
$313,810
$86,990
27.7%
$226,820
72.3%
1999
$344,345
$101,943
29.6%
$242,402
70.4%
2000
$357,520
$124,540
34.8%
$232,980
65.2%
2001
$398,894
$131,990
33.1%
$266,904
66.9%
2002
$434,056
$141,870
32.7%
$292,186
67.3%

Trustmark Banking and Financial Solutions
People you trust. Advice that works.

Financial Performance

Efficiency Ratio


60.00%
58.00%
56.00%
54.00%
52.00%
50.00%
58.68%
55.55%
52.82%
52.67%
53.43%
51.63%
1997
1998
1999
2000
2001
2002

Trustmark
Banking and Financial Solutions
People you trust. Advice that works.

Financial Performance

Credit Quality ($ in millions)



$80.0
$70.0
$60.0
$50.0
$40.0
$30.0
$20.0
$10.0
$0.0
$64.1
$66.2
$65.9
$65.9
$75.5
$74.8
$16.6
$15.1
$18.7
$18.2
$42.0
$37.9
1997
1998
1999
2000
2001
2002
Allowance for loan and lease losses (ALLL)
Non-Performing Assets (NPA)

	1997	1998	1999	2000	2001	2002
NPA/Total Loans + ORE	0.56%	0.41%	0.46%	0.44%	0.93%	0.82%
Net Charge Offs/Total Loans	0.18%	0.21%	0.24%	0.26%	0.35%	0.33%

Trustmark
Banking and Financial Solutions
People you trust. Advice that works.

Financial Performance

Net Income ($ in millions)



1997-2002 CAGR
2001-2002 CAGR
Net Income
11.2%
8.8%
$130.0
$120.0
$110.0
$100.0
$90.0
$80.0
$70.0
$60.0
$71.1
$83.3
$98.0
$101.7
$111.3
$121.1
1997
1998
1999
2000
2001
2002

Trustmark Banking and Financial Solutions
People you trust. Advice that works.

Financial Performance

Return on Average Assets



1.80%
1.70%
1.60%
1.50%
1.40%
1.30%
1.34%
1.41%
1.49%
1.50%
1.59%
1.77%
1997
1998
1999
2000
2001
2002

Trustmark
Banking and Financial Solutions
People you trust. Advice that works.

Geographic Banking Franchise

Total Loans as of December 31, 2002 ($ in millions)



Hattiesburg MSA 6.8%
Other MSAs 3.3%
Non-Metro Markets 28.0%
Memphis MSA 13.9%
Jackson MSA 48.0%
Jackson MSA $2,215
Memphis MSA $642
Hattiesburg MSA $314
Other MSAs $154
Non-Metro Markets $1,292

Total Loans: $ 4,617

Trustmark Banking and Financial Solutions
People you trust. Advice that works.

Loan Composition

As of December 31, 2002 ($ in millions)



Consumer
18.0%
Commercial &
Industrial
16.8%
State/Political Subs
3.5%
Other
2.2%
Loans Held
for Sale
4.3%
Construction
6.2%
Non Farm - Non
Residential
20.0%
1-4 Family
29.0%

Construction	**$285**
1-4 Family	**$1,331**
Non Farm - Non Residential	**$924**
Loans Held for Sale	**$200**
Commercial & Industrial	**$777**
Consumer	**$833**
State/Political Subs	**$163**
Other	**$104**

Total Loans:
$ 4,617

Trustmark
Banking and Financial Solutions
People you trust. Advice that works.

Geographic Banking Franchise

Total Deposits as of December 31, 2002 ($ in millions)



Hattiesburg MSA
3.7%
Non-Metro Markets
34.2%
Memphis MSA
14.2%
Jackson MSA
47.9%

Jackson MSA	$2,244
Memphis MSA	$665
Hattiesburg MSA	$173
Non-Metro Markets	$1,604

Total Deposits: $ 4,686

Trustmark
Banking and Financial Solutions
People you trust. Advice that works.

Deposit Composition

Total Deposits as of December 31, 2002 ($ in millions)



CDs
37.3%
Savings
15.9%
Interest Bearing
Transactions
20.1%
Non Interest
Bearing DDAs
26.7%
Non Interest Bearing DDAs
$1,251
Interest Bearing Transactions
$942
Savings
$744
CDs
$1,749

Total Deposits: $ 4,686

Trustmark Banking and Financial Solutions
People you trust. Advice that works.

Financial Performance

2002 Revenue by Line of Business ($ in millions)



Treasury
14.2%
Investment
5.9%
Commercial
11.5%
Insurance
3.4%
Mortgage
11.7%
Consumer Non
Branch
5.4%
Consumer
Branch
47.8%
Investment
$25.5
Commercial
$50.0
Consumer - Branch
$207.6
Consumer Non Branch
$23.5
Mortgage
$51.0
Insurance
$14.8
Treasury
$61.6

Total Revenue: $434 million

Trustmark
Banking and Financial Solutions
People you trust. Advice that works.

Economic Development

Nissan Motor Plant

- Nissan selected Mississippi for $930 million manufacturing facility in November 2000; announced $500 million expansion in June 2002
- Construction of the 400,000 unit plant, located 15 miles north of Jackson, is on schedule with production to begin in spring 2003
- Full-size truck, SUV, minivan and Altima to be produced from 3.5 million sq. ft. plant
- 3,000 construction workers employed
- Plant payroll will initially be 3,300 in 2003 before expanding to 5,300 in 2004
- Nissan's annual payroll is an estimated $166 million in 2003
- Nissan estimates 6 spin-off jobs for each job at plant (19,800 to 31,800)


NISSAN
MISSISSIPPI
USA

Trustmark
Banking and Financial Solutions
People you trust. Advice that works.

Key Initiatives

Key Initiatives

- Corporate Governance
- Branding
- Sales & Service
- Associate Development
- Technology
- Mergers and Acquisitions

Trustmark
Banking and Financial Solutions
People you trust. Advice that works.